Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Direxion Shares ETF Trust II

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

December 23, 2013

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street, N.E.

Washington, D.C. 20549-6010

Re:	Direxion Shares ETF Trust II (the “Trust”)
File No.: 333-168227

Dear Mr. Kluck:

This letter is in response to the oral comment provided to the Trust by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) on December 23, 2013, regarding the Trust’s Registration Statement on Form S-1. The Trust’s Registration Statement was filed on Form S-1 on July 20, 2010 and pre-effective amendments were filed for the Registration statement on February 12, 2013, January 10, 2013, October 14, 2010 and December 20, 2013, for the purpose of registering the following series: Direxion Daily Gold Bull 3X Shares, Direxion Daily Gold Bear 3X Shares, Direxion Daily Silver Bull 3X Shares, Direxion Daily Silver Bear 3X Shares, Direxion Daily Euro Bull 3X Shares, Direxion Daily Euro Bear 3X Shares, Direxion Daily Japanese Yen Bull 3X Shares, Direxion Daily Japanese Yen Bear 3X Shares, Direxion Daily Dollar Bull 3X Shares, Direxion Daily Dollar Bear 3X Shares (collectively, the “Funds”).

For your convenience, the comment by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response.

Mr. Tom Kluck

Securities and Exchange Commission

December 23, 2013

Signature Page

1.	Staff Comment: The Registration Statement should be signed by your Principal Accounting Officer as well as your Principal Financial Officer. The signature page of the Registration Statement reflects the signature of Mr. Patrick Rudnick, denoted only as the Principal Financial Officer.

Response: The Trust responds by confirming that Mr. Patrick J. Rudnick serves as both principal financial officer and principal accounting officer of the Trust. Accordingly, the Registration Statement was signed by the Principal Accounting Officer as well as the Principal Financial Officer.

If you have any questions concerning the foregoing, please contact Angela Brickl of Direxion Asset Management, LLC at (646) 572-3463 or W. Thomas Conner of Reed Smith LLP at (202) 414-9208.

Sincerely,

Direxion Shares ETF Trust II

/s/ Daniel D. O’Neill
Principal Executive Officer